FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 5, 2014

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Bank plc of $1,000,000,000 aggregate principal amount of 2.350% Senior Notes due 2019, fully and unconditionally guaranteed by Lloyds Banking Group plc, Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01):

Exhibit List

Exhibit No.	Description

5.1	Opinion of CMS Cameron McKenna LLP
5.2	Opinion of Linklaters LLP
5.3	Opinion of Davis Polk & Wardwell London LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	September 5, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding

LLOYDS BANK PLC (Registrant)
Date:	September 5, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding